File Nos. 333-
                                                                      811-09693
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [X]
     Pre-Effective Amendment No.                                         [ ]
     Post-Effective Amendment No.                                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [X]
     Amendment No.                                                       [ ]

                      (Check appropriate box or boxes.)

     CONSECO VARIABLE ANNUITY ACCOUNT H
     -------------------------------------------------
     (Exact Name of Registrant)

     CONSECO VARIABLE INSURANCE COMPANY
     ----------------------------------------
     (Name of Depositor)

     11825 N. Pennsylvania Street
     Carmel, Indiana                                               46032-4572
     ---------------------------------------------------           ----------
     (Address of Depositor's Principal Executive Offices)          (Zip Code)


Depositor's Telephone Number, including Area Code   (317) 817-3700

     Name and Address of Agent for Service
       Michael A. Colliflower
       Conseco Variable Insurance Company
       11825 N. Pennsylvania Street
       Carmel, Indiana 46032-4572
       (317) 817-3700

     Copies to:
       Judith A. Hasenauer
       Blazzard, Grodd & Hasenauer, P.C.
       943 Post Road East
       Westport, CT 06880


Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Filing.

Title of Securities Registered:
     Individual Variable Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================



                              CROSS REFERENCE SHEET
                             (required by Rule 495)

ITEM NO.                                                                  Location
--------                                                                  --------

                                     PART A

Item 1.          Cover Page                                               Cover Page

Item 2.          Definitions                                              Index of Special Terms

Item 3.          Synopsis                                                 Highlights

Item 4.          Condensed Financial Information                          Not Applicable


Item 5.          General Description of Registrant,
                 Depositor, and Portfolio Companies                       Other Information -
                                                                          Conseco Variable; The
                                                                          Separate Accounts;
                                                                          Investment Options


Item 6.          Deductions and Expenses                                  Expenses

Item 7.          General Description of Variable
                 Annuity Contracts                                        The Annuity Contract

Item 8.          Annuity Period                                           Annuity Payments
                                                                          (The Annuity Period)

Item 9.          Death Benefit                                            Death Benefit

Item 10.         Purchases and Contract Value                             Purchase

Item 11.         Redemptions                                              Access to Your Money

Item 12.         Taxes                                                    Taxes

Item 13.         Legal Proceedings                                        None

Item 14.         Table of Contents of the Statement
                 of Additional Information                                Table of Contents of the
                                                                          Statement of Additional
                                                                          Information


                              CROSS REFERENCE SHEET
                             (required by Rule 495)

ITEM NO.                                                                        LOCATION
--------                                                                        --------

                                     PART B

Item 15.            Cover Page                                                  Cover Page

Item 16.            Table of Contents                                           Table of Contents

Item 17.            General Information and History                             Company

Item 18.            Services                                                    Not Applicable

Item 19.            Purchase of Securities Being Offered                        Not Applicable

Item 20.            Underwriters                                                Distribution

Item 21.            Calculation of Performance Data                             Calculation of Performance
                                                                                Information

Item 22.            Annuity Payments                                            Annuity Provisions

Item 23.            Financial Statements                                        Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.



                                     PART A

                         THE FIXED AND VARIABLE ANNUITY
                                    ISSUED BY
                       CONSECO VARIABLE ANNUITY ACCOUNT H
                                       AND
                       CONSECO VARIABLE INSURANCE COMPANY
               (FORMERLY GREAT AMERICAN RESERVE INSURANCE COMPANY)

This prospectus describes the individual fixed and variable annuity contracts offered by Conseco Variable Insurance Company (we, us, our). This contract provides for the accumulation of contract values and subsequent annuity payments on a fixed basis, a variable basis or a combination of both.

The annuity contract has 41 investment options - a fixed account of ours and 40 investment portfolios listed below. You can put your money in the fixed account and/or the investment portfolios. Currently, you can invest in up to 15 investment portfolios at one time. In certain states, your contract may not contain a fixed account option.

CONSECO SERIES TRUST
Managed by Conseco Capital Management, Inc.
         Balanced Portfolio
         Equity Portfolio
         Fixed Income Portfolio
         Government Securities Portfolio
         Money Market Portfolio

THE ALGER AMERICAN FUND Managed by Fred Alger Management, Inc.
         Alger American Growth Portfolio
         Alger American Leveraged AllCap Portfolio
         Alger American MidCap Growth Portfolio
         Alger American Small Capitalization
         Portfolio

AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.
Managed by American Century Investment
Management, Inc.
         VP Income & Growth
         VP International
         VP Value

BERGER INSTITUTIONAL PRODUCTS TRUST Managed by Berger Associates, Inc.
         Berger IPT--100 Fund
         Berger IPT--Growth and Income Fund
         Berger IPT--Small Company Growth Fund
Managed by BBOI Worldwide, LLC
         Berger/BIAM IPT--International Fund

THE DREYFUS SOCIALLY RESPONSIBLE
GROWTH FUND, INC.
Managed by The Dreyfus Corporation

DREYFUS STOCK INDEX FUND
Managed by The Dreyfus Corporation

DREYFUS VARIABLE INVESTMENT FUND
Managed by The Dreyfus Corporation
         Disciplined Stock Portfolio
         International Value Portfolio

FEDERATED INSURANCE SERIES
Managed by Federated Investment Management Co.
         Federated High Income Bond Fund II
         Federated Utility Fund II
Managed by Federated Global Investment
Management Corp.
         Federated International Equity Fund II

INVESCO VARIABLE INVESTMENT FUNDS,
INC.
Managed by INVESCO Funds Group, Inc.
         INVESCO VIF - High Yield Fund
         INVESCO VIF - Equity Income Fund

JANUS ASPEN SERIES
Managed by Janus Capital Corporation
         Aggressive Growth Portfolio
         Growth Portfolio
         Worldwide Growth Portfolio

LAZARD RETIREMENT SERIES, INC.
Managed by Lazard Asset Management
         Lazard Retirement Equity Portfolio
         Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.
Managed by Lord, Abbett & Co.
         Growth and Income Portfolio

MITCHELL HUTCHINS SERIES TRUST
Managed by Mitchell Hutchins Asset Management,
Inc.
         Growth and Income Portfolio

NEUBERGER  BERMAN ADVISERS
MANAGEMENT TRUST
Managed by Neuberger Berman Management Inc.
         Limited Maturity Bond Portfolio
         Partners Portfolio

STRONG OPPORTUNITY FUND II, INC.
Managed by Strong Capital Management, Inc.
         Opportunity Fund II

STRONG VARIABLE INSURANCE FUNDS, INC.
Managed by Strong Capital Management, Inc.
         Strong MidCap Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST
Managed by Van Eck Associates Corporation
         Worldwide Bond Fund
         Worldwide Emerging Markets Fund
         Worldwide Hard Assets Fund
         Worldwide Real Estate Fund


Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contracts.

To learn more about the contract, you can obtain a copy of our Statement of Additional Information (SAI) dated _______, 1999. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC has a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page __ of this prospectus. For a free copy of the SAI, call us at (800) 824-2726 or write us at our administrative office: 11815 N. Pennsylvania Street, Carmel, Indiana 46032-4555.

The contracts:

o         are not bank deposits
o         are not federally insured
o         are not endorsed by any bank or government agency
o         are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

_________, 1999



                                                 TABLE OF CONTENTS

INDEX OF SPECIAL TERMS............................................................................................i
FEE TABLE..........................................................................................................
THE CONSECO ADVANTAGE PLUS ANNUITY CONTRACT......................................................................21
ANNUITY PAYMENTS (THE ANNUITY PERIOD)............................................................................22
PURCHASE.........................................................................................................24
INVESTMENT OPTIONS...............................................................................................26
EXPENSES.........................................................................................................34
TAXES............................................................................................................38
ACCESS TO YOUR MONEY.............................................................................................40
PERFORMANCE......................................................................................................42
DEATH BENEFIT....................................................................................................42
OTHER INFORMATION................................................................................................43
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.....................................................48

                             INDEX OF SPECIAL TERMS

We have written this prospectus in plain English. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms below. The page reference indicated here is where you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

Accumulation Period.................................
Accumulation Unit..........................
Annuitant..................................
Annuity Date...............................
Annuity Options............................
Annuity Payments...........................
Annuity Period.............................
Annuity Unit...............................
Beneficiary................................
Contract...................................
Fixed Account..............................
Investment Portfolios......................
Joint Owner................................
Non-Qualified..............................
Owner......................................
Purchase Payment...........................
Qualified..................................
Tax-Deferral...............................



                                   HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company. The contract provides a means for investing on a tax-deferred basis in our fixed account (where available) and 40 investment portfolios. The contract is intended for retirement savings or other long-term tax-deferred investment purposes.

The contract has a purchase payment credit feature under which we will credit an additional 4% to each purchase payment you make. We call this the bonus feature. The contract also offers an optional guaranteed minimum death benefit and an optional guaranteed minimum income benefit option. These options guarantee minimum death benefit and annuity payment amounts. There is an additional charge for these options.

All deferred annuity contracts, like the contract, have two periods: the accumulation period and the annuity period. During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you make a withdrawal. If you make a withdrawal during the accumulation period, we may assess a charge of up to 8% of each purchase payment withdrawn. The annuity period occurs when you begin receiving regular annuity payments from your contract.

You can choose to receive annuity payments on a variable basis, on a fixed basis or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolios you select for the annuity period. If you choose fixed payments, the amount of the fixed annuity payments are constant for the entire annuity period.

Free Look. If you cancel the contract within 10 days after receiving it (or whatever longer time period is required in your state), we will cancel the contract without assessing a contingent deferred sales charge. You will receive whatever your contract is worth on the day we receive your request (less the purchase payment credit). This may be more or less than your original payment. We will return your original payment if required by law.

Tax Penalty. The earnings in your contract are not taxed until you take money out of your contract. If you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the annuity period are considered partly a return of your original investment. The part of each payment that is a return of your investment is not taxable as income.

Inquiries.  If you need more information, please contact us at:

                                    Conseco Variable Insurance Company
                                    11815 N. Pennsylvania Street
                                    Carmel, Indiana 46032
                                    (800) 824-2726



                                    FEE TABLE

The purpose of the Fee Table is to show you the various contract expenses you will pay directly or indirectly. The Fee Table reflects expenses of the Separate Account as well as the investment portfolios.

OWNER TRANSACTION EXPENSES:

Contingent  Deferred  Sales Charge:  (as a percentage of purchase  payments)(See
Note 1)

                           No. of Contract Years from         Contingent Deferred
                           Receipt of Purchase Payment        Sales Charge Percent
                           ---------------------------        --------------------
                           0-1                                8%
                           2                                  8%
                           3                                  8%
                           4                                  8%
                           5                                  7%
                           6                                  6%
                           7                                  5%
                           8                                  3%
                           9                                  1%
                           10 and more                        0%

Transfer Fee: (See Note 2)                                    No charge for one transfer in each 30 day period
                                                              during the accumulation period.  Thereafter, we
                                                              will charge a fee of $25 per transfer. We will not
                                                              charge for the two transfers allowed each
                                                              contract year during the annuity period.

Contract Maintenance Charge: (See Note 3)                     $30 per contract per year

Separate Account Annual Expenses: (See Note 4)
(as a percentage of average account value)
                                                                                           Total Separate Account
                                                                 Insurance Charges            Annual Expenses
                                                                 -----------------            ---------------
Standard contract......................................                1.40%                     1.40%

Contract with guaranteed minimum death benefit ........                1.70%                     1.70%

Contract with guaranteed minimum death benefit
and guaranteed minimum income benefit...................               2.00%                     2.00%


INVESTMENT PORTFOLIO EXPENSES:
(as a percentage of the average daily net assets of an investment portfolio)







                                                                                      OTHER EXPENSES
                                                                                          (AFTER
                                                                                          EXPENSE             TOTAL ANNUAL
                                                                                       REIMBURSEMENT        PORTFOLIO EXPENSES
                                                                                        FOR CERTAIN          (AFTER EXPENSE
                                                                                        PORTFOLIOS)         REIMBURSEMENT FOR
                                                          MANAGEMENT      12b-1                                  CERTAIN
                                                             FEES         FEES                                 PORTFOLIOS)
------------------------------------------------------  --------------- --------   ---------------------  ---------------------
CONSECO SERIES TRUST (6)
Balanced Portfolio (7)................................       0.75%         --              0.00%                  0.75%
Equity Portfolio (7)..................................       0.80%         --              0.00%                  0.80%
Fixed Income Portfolio................................       0.70%          -   -          0.00%                  0.70%
Government Securities Portfolio.......................       0.70%         --              0.00%                  0.70%
Money Market Portfolio (7)............................       0.45%         --              0.00%                  0.45%

THE ALGER AMERICAN FUND
Alger American Growth Portfolio.......................       0.75%         --              0.04%                  0.79%
Alger American Leveraged AllCap Portfolio (8).........       0.85%         --              0.11%                  0.96%
Alger American Mid Cap Growth Portfolio...............       0.80%         --              0.04%                  0.84%
Alger American Small Capitalization Portfolio.........       0.85%         --              0.04%                  0.89%

AMERICAN CENTURY VARIABLE PORTFOLIOS,
INC.
VP Income & Growth....................................       0.70%         --              0.00%                  0.70%
VP International......................................       1.50%         --              0.00%                  1.50%
VP Value..............................................       1.00%         --              0.00%                  1.00%

BERGER INSTITUTIONAL PRODUCTS TRUST
Berger IPT--100 Fund (9)..............................       0.00%         --              1.00%                  1.00%
Berger IPT--Growth and Income Fund (9)................       0.00%         --              1.00%                  1.00%
Berger IPT--Small Company Growth Fund (9).............       0.00%         --              1.15%                  1.15%
Berger/BIAM IPT--International Fund (9)...............       0.00%         --              1.20%                  1.20%

THE DREYFUS SOCIALLY RESPONSIBLE                             0.75%         --              0.05%                  0.80%
GROWTH FUND, INC


DREYFUS STOCK INDEX FUND                                     0.25%         --              0.01%                  0.26%
DREYFUS VARIABLE INVESTMENT FUND
Disciplined Stock Portfolio...........................       0.75%         --              0.13%                  0.88%
International Value Portfolio.........................       1.00%         --              0.29%                  1.29%

FEDERATED INSURANCE SERIES
Federated High Income Bond Fund II....................       0.60%         --              0.18%                  0.78%
Federated International Equity Fund II (10)...........       0.53%         --              0.72%                  1.25%
Federated Utility Fund II (10)........................       0.68%         --              0.25%                  0.93%

INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF - High Yield Fund (11)....................       0.60%         --              0.47%                  1.07%
INVESCO VIF - Equity Income Fund (11) (12)............       0.75%         --              0.18%                  0.93%

JANUS ASPEN SERIES
Aggressive Growth Portfolio..........................        0.72%         --              0.03%                  0.75%
Growth Portfolio (13).................................       0.65%         --              0.03%                  0.68%
Worldwide Growth Portfolio (13).......................       0.65%         --              0.07%                  0.72%

LAZARD RETIREMENT SERIES, INC.
Lazard Retirement Equity Portfolio (14)...............       0.75%        0.25%            0.25%                  1.25%
Lazard Retirement Small Cap Portfolio (14)............       0.75%        0.25%            0.25%                  1.25%

LORD ABBETT SERIES FUND, INC.
Growth and Income Portfolio...........................       0.50%         --              0.26%                  0.76%

MITCHELL HUTCHINS SERIES TRUST
Growth and Income Portfolio...........................       0.70%         --              0.34%                  1.04%

NEUBERGER BERMAN ADVISERS MANAGEMENT
TRUST (15)
Limited Maturity Bond Portfolio.......................       0.65%         --              0.11%                  0.76%
Partners Portfolio....................................       0.78%         --              0.06%                  0.84%

STRONG OPPORTUNITY FUND II, INC.
Opportunity Fund II...................................       1.00%         --              0.14%                  1.14%

STRONG VARIABLE INSURANCE FUNDS, INC
Strong Mid Cap Growth Fund II (16)....................       1.00%         --              0.20%                  1.20%

VAN ECK WORLDWIDE INSURANCE TRUST (17)
Worldwide Bond Fund...................................       1.00%         --              0.15%                  1.15%
Worldwide Emerging Markets Fund.......................       1.00%         --              0.50%                  1.50%
Worldwide Hard Assets Fund............................       1.00%         --              0.16%                  1.16%
Worldwide Real Estate Fund............................       0.89%         --              0.00%                  0.89%

EXAMPLES:

The Examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. For purposes of these examples, the assumed average contract size is $_________.

The examples below assume that you do not elect the guaranteed minimum death benefit or the guaranteed minimum income benefit. The expenses for your contract would be higher if you elect these benefits.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

         (a) If you surrender your contract at the end of each time period or if you annuitize your contract (except under certain circumstances);
         (b)      If you do not surrender your contract.

                                                                                TIME PERIODS
                                                                       1 Year                    3 Years
-----------------------------------------------------------------------------------------------------------
CONSECO SERIES TRUST
Balanced                                                               (a) $                     (a) $
                                                                       (b) $                     (b) $
Equity                                                                 (a) $                     (a) $
                                                                       (b) $                     (b) $
Fixed Income                                                           (a) $                     (a) $
                                                                       (b) $                     (b) $
Government Securities                                                  (a) $                     (a) $
                                                                       (b) $                     (b) $
Money Market                                                           (a) $                     (a) $
                                                                       (b) $                     (b) $
THE ALGER AMERICAN FUND
Alger American Growth                                                  (a) $                     (a) $
                                                                       (b) $                     (b) $
Alger American Leveraged AllCap                                        (a) $                     (a) $
                                                                       (b) $                     (b) $
Alger American MidCap Growth                                           (a) $                     (a) $
                                                                       (b) $                     (b) $
Alger American Small
Capitalization                                                         (a) $                     (a) $
                                                                       (b) $                     (b) $
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Income & Growth                                                     (a) $                     (a) $
                                                                       (b) $                     (b) $
VP International                                                       (a) $                     (a) $
                                                                       (a) $                     (b) $
VP Value                                                               (a) $                     (a) $
                                                                       (b) $                     (b) $
BERGER INSTITUTIONAL PRODUCTS TRUST
Berger IPT--100                                                        (a) $                     (a) $
                                                                       (b) $                     (b) $
Berger IPT--Growth and Income                                          (a) $                     (a) $
                                                                       (b) $                     (b) $
Berger IPT--Small Company
Growth                                                                 (a) $                     (a) $
                                                                       (b) $                     (b) $

Berger/BIAM IPT--International                                         (a) $                     (a) $
                                                                       (b) $                     (b) $
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH
FUND, INC.
                                                                       (a) $                     (a) $
                                                                       (b) $                     (b) $
DREYFUS STOCK INDEX FUND
                                                                       (a) $                     (a) $
                                                                       (b) $                     (b) $
DREYFUS VARIABLE INVESTMENT FUND
Disciplined Stock                                                      (a) $                     (a) $
                                                                       (b) $                     (b) $
International Value                                                    (a) $                     (a) $
                                                                       (b) $                     (b) $
FEDERATED INSURANCE SERIES
Federated High Income Bond II                                          (a) $                     (a) $
                                                                       (b) $                     (b) $
Federated International Equity II                                      (a) $                     (a) $
                                                                       (b) $                     (b) $
Federated Utility II                                                   (a) $                     (a) $
                                                                       (b) $                     (b) $
INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF - High Yield                                               (a) $                     (a) $
                                                                       (b) $                     (b) $
INVESCO VIF - Equity Income                                            (a) $                     (a) $
                                                                       (b) $                     (b) $
JANUS ASPEN SERIES
Aggressive Growth                                                      (a) $                     (a) $
                                                                       (b) $                     (b) $
Growth                                                                 (a) $                     (a) $
                                                                       (b) $                     (b) $
Worldwide Growth                                                       (a) $                     (a) $
                                                                       (b) $                     (b) $
LAZARD RETIREMENT SERIES, INC.
Lazard Retirement Equity                                               (a) $                     (a) $
                                                                       (b) $                     (b) $
Lazard Retirement Small Cap                                            (a) $                     (a) $
                                                                       (b) $                     (b) $
LORD ABBETT SERIES FUND, INC.
Growth and Income                                                      (a) $                     (a) $
                                                                       (b) $                     (b) $
MITCHELL HUTCHINS SERIES TRUST
Growth and Income                                                      (a) $                     (a) $
                                                                       (b) $                     (b) $
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Limited Maturity Bond                                                  (a) $                     (a) $
                                                                       (b) $                     (b) $
Partners                                                               (a) $                     (a) $
                                                                       (b) $                     (b) $
STRONG OPPORTUNITY FUND II, INC.
Opportunity Fund II                                                    (a) $                     (a) $
                                                                       (b) $                     (b) $
STRONG VARIABLE INSURANCE FUNDS, INC.
Strong MidCap Growth II                                                (a) $                     (a) $
                                                                       (b) $                     (b) $
VAN ECK WORLDWIDE INSURANCE TRUST
Worldwide Bond                                                         (a) $                     (a) $
                                                                       (b) $                     (b) $
Worldwide Emerging Markets                                             (a) $                     (a) $
                                                                       (b) $                     (b) $
Worldwide Hard Assets                                                  (a) $                     (a) $
                                                                       (b) $                     (b) $
Worldwide Real Estate                                                  (a) $                     (a) $
                                                                       (b) $                     (b) $

EXPLANATION OF FEE TABLE AND EXAMPLES:

1. Once each contract year you can take money out of your contract, without the contingent deferred sales charge, of an amount equal to the greater of:

     (i)  10% of the value of your contract (on a non-cumulative basis);

     (ii) the IRS minimum distribution requirement for your contract if issued in connection with certain Individual Retirement Annuities; or

     (iii)the total of your purchase payments that have been in the contract more than 9 complete years.

2. We will not charge you the transfer fee even if there is more than one transfer in a 30-day period during the accumulation period if the transfer is for the dollar cost averaging or rebalancing programs. We will also not charge you a transfer fee on transfers made at the end of the free look period. All reallocations made on the same day count as one transfer.

3. We will not charge the contract maintenance charge if the value of your contract is $50,000 or more. However, if you make a complete withdrawal, we will charge the full contract maintenance charge for the year.

4. The Fee Table and contract refer to Insurance Charges. The Insurance Charge is equivalent to the aggregate charges that until recently were referred to as a Mortality and Expense Risk Charge and an Administrative Charge by many companies issuing variable annuity contracts. Throughout this prospectus we will refer to this charge as an Insurance Charge.

5. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

6. The expense information in the table has been restated to reflect current fees. Pursuant to a contractual arrangement with Conseco Series Trust, Conseco Capital Management, Inc., the Trust's adviser, has agreed to waive fees and/or reimburse portfolio expenses through 4/30/00, so that the annual operating expenses of each portfolio are limited to the Total Annual Expenses for each respective portfolio, as set forth above. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses. The total percentages in the above table are after reimbursement. In the absence of expense reimbursement, the total estimated fees and expenses for 1999 would total: 0.83% for the Money Market
     Portfolio; 0.97% for the Government Securities Portfolio; 0.89% for the Fixed Income Portfolio; 1.01% for the Balanced Portfolio and 0.95% for the Equity Portfolio.

7. Conseco Capital Management, Inc., since January 1, 1993, has waived its management fees in excess of the annual rates set forth above. Absent such fee waivers, the management fees would be: .85% for the Balanced Portfolio; .85% for the Equity Portfolio; and .70% for the Money Market Portfolio.

8. The Alger American Leveraged AllCap Portfolio's "Other Expenses" includes .03% of interest expense.

9. The Funds' investment advisers have agreed to waive their advisory fee and reimburse the Funds for additional expenses to the extent that normal operating expenses in any fiscal year, including the investment advisory fee but excluding brokerage commissions, interest, taxes and extraordinary expenses, of each of the Berger IPT--100 Fund and the Berger IPT--Growth and Income Fund exceed 1.00%, the normal operating expenses in any fiscal year of the Berger IPT--Small Company Growth Fund exceed 1.15%, and the normal operating expenses of the Berger/BIAM IPT International Fund exceed 1.20% of the respective Fund's average daily net assets. Absent the waiver and reimbursement, the Management Fee for the Berger IPT--100 Fund, Berger IPT--Growth and Income Fund, the Berger IPT--Small Company Growth Fund and the Berger/BIAM IPT--International Fund would have been .75%, .75%, .90%, and .90% respectively, and their Total Annual Portfolio Expenses would have been 2.88%, 1.99%, 2.19% and 2.85%, respectively.

10. In the absence of a voluntary waiver by Federated Investment Management Company, the Funds' investment adviser, the Management Fee and Total Annual Portfolio Expenses would have been 0.75% and 1.00%, respectively, for Utility Fund II. Absent a voluntary waiver of the management fee and the voluntary reimbursement of certain other operating expenses by Federated Investment Management Company, the Management Fee and Total Annual Portfolio Expenses for International Equity Fund II would have been 1.00% and 1.72%, respectively.

11. The Fund's actual Total Annual Fund Operating Expenses were lower than the figures shown because its transfer agent and/or custodian fees were reduced under expense offset arrangements. Because of an SEC requirement, the figures shown do not reflect these reductions.

12. Certain expenses of the Fund are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. In the absence of such absorption, Other Expenses and Total Annual Fund Operating Expenses for the year ended December 31, 1998 were 0.42% and 1.17%, respectively. This commitment may be changed at any time following consultation with the board of directors.

13. The expense figures shown are net of certain fee waivers or reductions from Janus Capital Corporation, the investment adviser of the Janus Aspen Series. Without such waivers or reductions, the total fees and expenses in 1998 would have totaled: 0.75% for Growth and 0.74% for Worldwide Growth.

14. Lazard Asset Management, the Fund's investment adviser, has voluntarily agreed to reimburse all expenses through December 31, 1999 to the extent total annual portfolio expenses exceed in any fiscal year 1.25% of the Portfolio's average daily net assets. Absent such an agreement with the adviser, the total annual portfolio expenses for the year ended December 31, 1998 would have been 21.32% for the Lazard Retirement Equity Portfolio and 16.20% for the Lazard Retirement Small Cap Portfolio.

15. Neuberger Berman Advisers Management Trust is divided into portfolios ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. The figures reported under "Management Fees" include the aggregate of the administration fees paid by the Portfolio and the management fees paid by its corresponding Series. Similarly, "Other Expenses" includes all other expenses of the Portfolio and its corresponding Series.

16. Strong Capital Management, Inc., the investment adviser of the Strong Mid Cap Growth Fund II, has voluntarily agreed to cap the Fund's total operating expenses at 1.20%. In the absence of the expense cap, total annual portfolio expenses for the year ended December 31, 1998 were 1.60%. The Adviser has no current intention to, but may in the future, discontinue or modify any waiver of fees or absorption of expenses at its discretion with appropriate notification to its shareholders.

17. Van Eck Associates Corporation (the "Adviser") agreed to assume expenses exceeding 1.50% of the Worldwide Emerging Markets Fund's average daily net assets. Absent this expense reimbursement, Other Expenses would have been 0.61% and Total Portfolio Expenses would have been 1.61%. The Worldwide Hard Assets Fund's Other Expenses was reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the Fund directs certain portfolio trades to a broker that, in turn, pays a portion of the Fund's expenses. Absent these arrangements, the Other Expenses would have been 0.20% and Total Portfolio Expenses would have been 1.20%. For the Worldwide Real Estate Fund the Adviser agreed to waive its management fees and assume certain expenses for the period January 1, 1998 to February 28, 1998. The Adviser also agreed to assume expenses exceeding 1.00% of the Worldwide Real Estate Fund's average daily net assets for the period March 1, 1998 to December 31, 1998. The Worldwide Real Estate Fund expenses were also reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the Fund directs certain portfolio trades to a broker that, in turn, pays a portion of the Fund's expenses. Absent these arrangements, the management fee would have been 1.00%, the Other Expenses would have been 4.32% and Total Portfolio Expenses would have been 5.32% for the Worldwide Real Estate Fund.




                                   THE COMPANY

Conseco Variable Insurance Company was originally organized in 1937. Prior to October 7, 1998, Conseco Variable Insurance Company was known as Great American Reserve Insurance Company. In certain states, we may still use the name Great American Reserve Insurance Company until our name change is approved in the state.

We are principally engaged in the life insurance business in 49 states and the District of Columbia. We are a stock company organized under the laws of the state of Texas and are an indirect wholly-owned subsidiary of Conseco, Inc. Headquartered in Carmel, Indiana, Conseco, Inc. is one of middle America's leading sources for investment, insurance and lending products. Through its subsidiaries and a nationwide network of insurance agents and finance dealers, Conseco, Inc. provides solutions for wealth protection and wealth creation to more than 12 million customers.

                   THE CONSECO ADVANTAGE PLUS ANNUITY CONTRACT

This prospectus describes the variable annuity contract we are offering. An annuity is a contract between you, the owner, and our insurance company, where you make purchase payments and we promise to pay you an income in the form of periodic annuity payments. Until you decide to begin receiving annuity payments, your contract is in the accumulation period. Once you begin receiving annuity payments, your contract is in the annuity period.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios, and depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation period depends upon the investment performance of the investment portfolio(s) you select.

You can choose to receive annuity payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments you receive will depend upon the investment performance of the investment portfolio(s) you select for the annuity period. If you select to receive payments on a fixed basis, the payments you receive will remain level.

                                    PURCHASE
PURCHASE PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as a qualified contract, the minimum we will accept is $2,000. We will accept up to $2,000,000 in purchase payments without our prior approval.

You can make additional purchase payments of $500 or more to a non-qualified contract and $50 each month to a qualified contract. If you select the automatic payment check option, you can make additional payments of $200 each month for non-qualified contracts and $50 each month for qualified contracts.

PURCHASE PAYMENT CREDIT FEATURE

Each time you make a purchase payment, we will credit an additional 4% to each purchase payment. We refer to these amounts as purchase payment credits.
Purchase payment credits will be allocated in the same way as your purchase payment. An amount equal to the credits will be deducted if you make a withdrawal during the Free Look Period. After the Free Look period ends, you will have a vested interest in the purchase payment credit amount. We will not deduct any earnings that result from the purchase payment credit at any time.


We reserve the right to limit the amount of purchase payment credits in the future. The purchase payment credit feature is subject to non-forfeiture laws and may not be available in your state.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment as you direct such as to the fixed account (if available), and/or one or more of the investment portfolios you select. Currently, you can allocate money to as many as 15 investment portfolios at any one time plus the fixed account. When you make additional purchase payments, we will allocate them in the same way as your first purchase payment, unless you tell us otherwise. Allocation percentages must be in whole numbers.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not provide us all of the information needed, we will contact you. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract as of the business day they are received. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

FREE LOOK

If you change your mind about owning the contract, you can cancel it within 10 days after receiving it (or whatever longer time period is required in your state). When you cancel the contract within this time period, we will not assess a contingent deferred sales charge. On the day we receive your request at our administrative office we will return the value of your contract, less the purchase payment credits. In some states, we may be required to refund your purchase payment. If you have purchased the contract as an IRA, we are required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state).

                               INVESTMENT OPTIONS
INVESTMENT PORTFOLIOS

The contract offers 40 investment portfolios which are listed below. You can invest in up to 15 investment portfolios at any one time. Additional investment portfolios may be available in the future. You should read the prospectuses for these funds carefully before investing. Copies of these prospectuses are attached to this prospectus.

CONSECO SERIES TRUST
Managed by Conseco Capital Management, Inc.
o         Balanced Portfolio
o         Equity Portfolio
o         Fixed Income Portfolio
o         Government Securities Portfolio
o         Money Market Portfolio

THE ALGER AMERICAN FUND
Managed by Fred Alger Management, Inc.
o         Alger American Growth Portfolio
o         Alger American Leveraged AllCap Portfolio
o         Alger American MidCap Growth Portfolio
o         Alger American Small Capitalization Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
Managed by American Century Investment Management, Inc.
o         VP Income & Growth
o         VP International
o VP Value (long-term capital growth with income as a secondary objective)

BERGER INSTITUTIONAL PRODUCTS TRUST Managed by Berger Associates, Inc.
o         Berger IPT--100 Fund (long-term capital appreciation)
o         Berger IPT--Growth and Income Fund
o         Berger IPT--Small Company Growth Fund
Managed by BBOI Worldwide, LLC
o         Berger/BIAM IPT--International Fund

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Managed by The Dreyfus Corporation (NCM Capital Management Group, Inc.-sub-investment adviser)

DREYFUS STOCK INDEX FUND
Managed by The Dreyfus Corporation (Mellon Equity Associates-index fund manager)

DREYFUS VARIABLE INVESTMENT FUND
Managed by The Dreyfus Corporation
o Disciplined Stock Portfolio (seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index)
o         International Value Portfolio

FEDERATED INSURANCE SERIES
Managed by Federated Investment Management Company
o         Federated High Income Bond Fund II
o         Federated Utility Fund II
Managed by Federated Global Investment Management Corp.
o         Federated International Equity Fund II

INVESCO VARIABLE INVESTMENT FUNDS, INC.
Managed by INVESCO Funds Group, Inc.
o         INVESCO VIF - High Yield Fund (seeks high level of current income)
o INVESCO VIF - Equity Income Fund (seeks high current income with growth of capital as a secondary goal)

JANUS ASPEN SERIES
Managed by Janus Capital Corporation
o         Aggressive Growth Portfolio
o         Growth Portfolio
o         Worldwide Growth Portfolio

LAZARD RETIREMENT SERIES, INC.
Managed by Lazard Asset Management
o         Lazard Retirement Equity Portfolio
o         Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.
Managed by Lord, Abbett & Co.
o         Growth and Income Portfolio

MITCHELL HUTCHINS SERIES TRUST
Managed by Mitchell Hutchins Asset Management, Inc.
o         Growth and Income Portfolio

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Managed by Neuberger Berman Management Inc.
o         Limited Maturity Bond Portfolio
o         Partners Portfolio (capital growth)

STRONG OPPORTUNITY FUND II, INC.
Managed by Strong Capital Management, Inc.
o         Opportunity Fund II (capital growth)

STRONG VARIABLE INSURANCE FUNDS, INC.
Managed by Strong Capital Management, Inc.
o         Strong Mid Cap Growth Fund II

VAN ECK WORLDWIDE INSURANCE TRUST
Managed by Van Eck Associates Corporation
o         Worldwide Bond Fund
o         Worldwide Emerging Markets Fund
o         Worldwide Hard Assets Fund
o         Worldwide Real Estate Fund

The investment objectives and policies of certain investment portfolios are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
investment   portfolios'  advisers,   distributors  and/or  affiliates  for  the
administrative services which we provide to the funds.

THE FIXED ACCOUNT

You can invest in the fixed account. The fixed account offers an interest rate that is guaranteed to be no less than 3% annually. If you select the fixed account, your money will be placed with our other general account assets. The fixed account option may not be available in your state.

THE GENERAL ACCOUNT

During the annuity period, if you elect a fixed annuity your annuity payments will be paid out of our general account. We guarantee a specified interest rate used in determining the payments. If you elect a fixed annuity, the payments you receive will remain level. Fixed annuity payments from our general account are only available during the annuity period.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. Should we determine that we are no longer required to follow this voting procedure, we will vote the shares ourselves.

SUBSTITUTION

We may be required to substitute one of the investment portfolios you have selected with another investment option. We would not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an investment portfolio. We will give you notice of our intent to take either of these actions.

TRANSFERS

You can transfer money among the fixed account and the investment portfolios. However, you cannot be invested in more than 15 investment portfolios, plus the fixed account at any time.

Transfers During The Accumulation Period. You can make a transfer to or from the fixed account, and to or from any investment portfolio by providing us with a written request. The following apply to any transfer during the accumulation period:

         1. Currently, there are no limits on the number of transfers that can be made. However, if you make more than one transfer in a 30-day period, a transfer fee of $25 may be deducted.
         2. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio. This requirement is waived if the transfer is pursuant to the dollar cost averaging or rebalancing programs, or made at the end of the Free Look Period.
         3. You must leave at least $500 in each investment portfolio after you make a transfer unless the entire amount is being transferred.
         4. Transfers out of the Fixed Account are limited to 20% of the value of your contract in the fixed account every 6 months.
         5. Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other owners. A modification could be applied to transfers to, or from, one or more of the investment portfolios and could include, but is not limited to:

                    a. the requirement of a minimum time period between each transfer;

                    b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

                    c. limiting the dollar amount that may be transferred between investment portfolios by an owner at any one time.

         6. We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the accumulation period.

Transfers During The Annuity Period. You can only make 2 transfers every contract year during the annuity period. The 2 transfers are free. The following also apply to any transfer during the annuity period:

         1. You can make transfers at least 30 days before the due date of the next annuity payment for which the transfer will apply.
         2. The minimum amount which you can transfer is $500 or your entire value in the investment portfolio.
         3. You must leave at least $500 in each investment portfolio (or $0 if you are transferring the entire amount) after a transfer.
         4. No transfers can be made between the general account and the investment portfolios. You may only make transfers between the investment portfolios.
         5. We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the annuity period.

Telephone Transfers. You can elect to make transfers by telephone. You can also authorize someone else to make transfers for you. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. All telephone calls will be recorded and the caller will be asked to produce personalized data about the owner before we will make the telephone transfer. We will send you a written confirmation of the transfer. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

This product is not designed for professional market timing organizations. We reserve the right to modify the transfer privileges described above.

DOLLAR COST AVERAGING PROGRAM

The dollar cost averaging program allows you to systematically transfer a set amount either monthly, quarterly, semi-annually or annually from the Money Market Portfolio or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must have at least $2,000 in the Money Market Portfolio or the fixed account in order to participate in the dollar cost averaging program.

All dollar cost averaging transfers will be made on the first business day of the month. Dollar cost averaging must be for 6-60 months. Dollar cost averaging will end when the value in the Money Market Portfolio or the fixed account is zero. We will notify you when that happens.

If you participate in the dollar cost averaging program, the transfers made under the program are not taken into account in determining any transfer fee. There is no additional charge for this program. However, we reserve the right to charge for this program in the future.

REBALANCING PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. If the value of your contract is at least $5,000, you can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our rebalancing program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the date you selected. You must use whole percentages in 1% increments for rebalancing. There will be no rebalancing within the fixed account. You can discontinue rebalancing at any time. You can change your rebalancing requests at any time in writing which we must receive before the next rebalancing date. If you participate in the rebalancing program, the transfers made under the program are not taken into account in determining any transfer fee. Currently, there is no charge for participating in the rebalancing program. We reserve the right, at any time and without prior notice, to terminate, suspend or modify this program.

         EXAMPLE: Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Fixed Income Portfolio and 60% to be in Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Fixed Income Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Fixed Income Portfolio to bring its value back to 40% and use the money to buy more units in the Growth Portfolio to increase those holdings to 60%.

ASSET ALLOCATION PROGRAM

 We understand the importance to you of having advice from a financial adviser regarding your investments in the contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. Conseco Variable has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your contract during the accumulation phase.

Conseco Variable will, pursuant to an agreement with you, make a partial withdrawal from the value of your contract to pay for the services of the investment adviser. If the contract is non-qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes. Further, if you are under age 59 1/2, it may be subject to a tax penalty. If the contract is qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. Additionally, any withdrawals for this purpose may be subject to a contingent deferred sales charge. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your contract.

SWEEP PROGRAM

You can elect to transfer (sweep) your earnings from the fixed account to the investment portfolios on a periodic and systematic basis.


                                    EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE CHARGES

Each day we make a deduction for our insurance charges. The insurance charges, on an annual basis, are equal to 1.40% of the average daily value of the contract invested in an investment portfolio if you do not select either the guaranteed minimum death benefit or the guaranteed minimum income benefit. We may increase the insurance charge, but it will not increase by more than 0.25%, on an annual basis.

If, at the time of application, you select the guaranteed minimum death benefit, the insurance charges for your contract are equal to 1.70% on an annual basis. If, at the time of application, you select the guaranteed minimum death benefit and the guaranteed minimum income benefit, the insurance charges for your contract are equal to 2.00% on an annual basis. We may increase the insurance charges for your contract up to 1.90%, on an annual basis, if you select the guaranteed minimum death benefit. We may increase the insurance charges for your contract up to 2.40%, on an annual basis, if you select the guaranteed minimum death benefit and the guaranteed minimum income benefit.

This charge is included in part of our calculation of the value of the accumulation units and the annuity units. The insurance charge is for all the insurance benefits, e.g., guarantee of annuity rates, the death benefit, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges are insufficient, then we will bear the loss. We do, however, expect to profit from this charge.

CONTRACT MAINTENANCE CHARGE

During the accumulation period, every year on the anniversary of the date when your contract was issued, we deduct $30 from your contract as a contract maintenance charge. This charge is for certain administrative expenses associated with the contract.

We reserve the right to change this charge but it will not be more than $60 each year. No contract maintenance charge is deducted during the annuity period. We do not deduct this charge if the value of your contract is $50,000 or more on the contract anniversary. If you make a full withdrawal on other than a contract anniversary, and the value of your contract is less than $50,000, we will deduct the full contract maintenance charge at the time of the full withdrawal. We may discontinue this practice and deduct the charge in the future. If, when you begin to receive annuity payments, the annuity date is a different date than your contract anniversary we will deduct the full contract maintenance charge on the annuity date unless the contract value on the annuity date is $50,000 or more.

The contract maintenance fee will be deducted first from the fixed account. If there is insufficient value in the fixed account, the fee will then be deducted from the investment portfolio with the largest balance.

CONTINGENT DEFERRED SALES CHARGE

During the accumulation period, you can make withdrawals from your contract. A contingent deferred sales charge may be assessed against purchase payments withdrawn. We keep track of each purchase payment you make. Subject to the waivers discussed below, if you make a withdrawal and it has been less than the stated number of years since you made your purchase payment, we will assess a contingent deferred sales charge. The contingent deferred sales charge compensates us for expenses associated with selling the contract. The charge is as follows:

                  No. of Contract Years from                           Contingent Deferred
                  Receipt  of Purchase Payment                         Sales Charge
                  ----------------------------                         ------------
                  0-1                                                  8%
                  2                                                    8%
                  3                                                    8%
                  4                                                    8%
                  5                                                    7%
                  6                                                    6%
                  7                                                    5%
                  8                                                    3%
                  9                                                    1%
                  10 and more                                          0%

Each purchase payment has its own contingent deferred sales charge period. When you make a withdrawal, the charge is deducted first from purchase payments (oldest to newest), and then from earnings.

For tax purposes, withdrawals are generally considered to have come from earnings first.

Free Withdrawals. Once each contract year you can take money out of your contract, without the contingent deferred sales charge, of an amount equal to the greater of:

     o    10% of the value of your contract (on a non-cumulative basis);

     o the IRS minimum distribution requirement for this contract if it was issued as an individual retirement annuity; or

     o the total of your purchase payments that have been in the contract more than 9 complete years.

Unemployment Benefit. We will allow a one time free partial withdrawal of up to 50% of your contract value if:

     o    your contract has been in force for at least 1 year;

     o you provide us with a letter of determination from your state's Department of Labor indicating that you qualify for and have been receiving unemployment benefits for at least 60 consecutive days;

     o you were employed on a full time basis and working at least 30 hours per week on the date your contract was issued;

     o    your employment was involuntarily terminated by your employer; and

     o you certify to us that you are still unemployed when you make the withdrawal request.

This benefit may not be available in your state.

REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

We will reduce or eliminate the amount of the contingent deferred sales charge when the contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We will not deduct a contingent deferred sales charge when a contract is issued to an officer, director or employee or our company or any of our affiliates. Any circumstances resulting in the reduction or elimination of the contingent deferred sales charge requires our prior approval. In no event will reduction or elimination of the contingent deferred sales charge be permitted where it would be unfairly discriminatory to any person.

TRANSFER FEE

You can make one free transfer every 30 days during the accumulation period. If you make more than one transfer in a 30-day period, you may be charged a transfer fee of $25 per transfer. The two transfers permitted each year during the annuity period are free. We reserve the right to change the transfer fee.

The transfer fee is deducted from the investment option that you transfer you funds from. If you transfer your entire interest from an investment option, the transfer fee is deducted from the amount transferred. If there are multiple investment options from which you transfer funds, the transfer fee will be deducted first from the fixed account, and then from the investment portfolio with the largest balance that is involved in the transfer.

Transfers made at the end of the free look period by us are not counted in determining the transfer fee. If the transfer is part of the dollar cost averaging or rebalancing program it will not count in determining the transfer fee. All reallocations made on the same date count as one transfer.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract for them. These taxes are due either when the contract is issued or when annuity payments begin. It is our current practice to deduct these taxes when either annuity payments begin, a death benefit is paid or upon partial or full surrender of the contract. We may in the future discontinue this practice and assess the charge when the tax is due. Premium taxes currently range from 0% to 3.5%, depending on the jurisdiction.

INCOME TAXES

We will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.

                                 CONTRACT VALUE

Your contract value is the sum of your interest in the various investment portfolios and our fixed account. Your interest in the investment portfolio(s) will vary depending upon the investment performance of the portfolios you choose. In order to keep track of your contract value in an investment portfolio, we use a unit of measure called an accumulation unit. During the annuity period of your contract we call the unit an annuity unit.

ACCUMULATION UNITS

The accumulation unit value for each account was arbitrarily initially set. Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the previous period by a factor for the current period. The factor is determined by:

     1. dividing the value of an investment portfolio share at the end of the current period (and any charges for taxes) by the value of an investment portfolio share for the previous period; and

     2.   subtracting the daily amount of the insurance charges.

The value of an accumulation unit may go up or down from business day to business day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio. When you make a withdrawal, we debit accumulation units from your contract representing the withdrawal. We also debit accumulation units when we deduct certain charges under the contract.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

         EXAMPLE: On Wednesday we receive an additional purchase payment of $4,000 from you. You have told us you want this to go to the Equity Portfolio. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an accumulation unit for the Equity Portfolio is $12.25. We then divide $4,000 by $12.25 and credit your contract on Wednesday night with 326.53 accumulation units for the Equity Portfolio.

                              ACCESS TO YOUR MONEY

You can have access to the money in your contract:

     o    by making a withdrawal (either a partial or a complete withdrawal);

     o    by electing to receive annuity payments; or

     o    when a death benefit is paid to your beneficiary.

Withdrawals can only be made during the accumulation period. When you make a complete withdrawal, you will receive the value of the contract on the day you made the withdrawal, less any applicable contingent deferred sales charge, less any contract maintenance charge and less any applicable premium tax. This amount is the contract withdrawal value.

You must tell us which account (investment portfolio(s), and/or the fixed account) you want the partial withdrawal to come from. Under most circumstances, the amount of any partial withdrawal from any investment portfolio, or the fixed account must be for at least $500. We require that after a partial withdrawal is made, there must be at least $500 left in at least one investment portfolio. If you do not have at least $500 in one investment portfolio, we reserve the right to terminate the contract and pay you the contract withdrawal value.

Once we receive your written request for a withdrawal from an investment portfolio we will pay the amount of any withdrawal within 7 days.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

SYSTEMATIC WITHDRAWAL PROGRAM

The systematic withdrawal program allows you to choose to receive your automatic payments either monthly, quarterly, semi-annually or annually. You must have at least $5,000 in your contract to start the program. You can instruct us to withdraw a specific amount which can be a percentage of the value of your contract or a dollar amount. All systematic withdrawals will be withdrawn from the fixed account and investment portfolios on a pro-rata basis. The systematic withdrawal program will end any time you designate. If you make a partial withdrawal outside the program and the value of your contract is less than $5,000 the program will automatically terminate. We do not have any charge for this program, however, the withdrawal may be subject to a contingent deferred sales charge.

You may not participate in the systematic withdrawal program and the dollar cost averaging program at the same time.

Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.   trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

                                  DEATH BENEFIT

UPON YOUR DEATH DURING THE ACCUMULATION PERIOD

If you, or your joint owner, die before annuity payments begin, we will pay a death benefit to your beneficiary. If you have a joint owner, the surviving joint owner will be treated as the primary beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

If death occurs prior to age 80, the amount of the death benefit will be the greater of:

     (1) the value of your contract as of the business day we receive proof of death and a payment election; or

     (2) the total purchase payments you have made, less any adjusted partial withdrawals and contingent deferred sales charges.

If you are age 80 or over, the death benefit will be equal to the value of your contract.

Optional Guaranteed Minimum Death Benefit. For an extra charge, at the time you purchase the contract, you can choose the optional guaranteed minimum death benefit option. Under this option, if you die before age 80, the death benefit will be the greater of:

     (1)  the  total  purchase   payments  you  have  made,   less  all  partial
          withdrawals, contingent deferred sales charges and any applicable premium taxes; or

     (2) the value of your contract as of the business day we receive proof of death and a payment election;

     (3) the largest contract value on any contract anniversary before the owner or joint owner's death, less any adjusted partial withdrawals, and limited to no more than twice the amount of purchase payments paid less any adjusted partial withdrawals.

Adjusted partial withdrawal means:

     o the amount of the partial withdrawal (including the applicable contingent deferred sales charges and premium taxes); multiplied by

     o the amount of the death benefit just before the partial withdrawal; divided by

     o    the value of your contract just before the partial withdrawal.

If death occurs at age 80 or later, the death benefit will be the greater of:
(1) the contract value as of the business day we receive proof of death and a payment election; or (2) the death benefit as of the last contract anniversary before your 80th birthday, less any adjusted partial withdrawal.

If joint owners are named, the death benefit is determined based on the age of the oldest owner and is payable on the first death. If the owner is a non-natural person, the death of an annuitant will be treated as the death of the owner.

This benefit may not be available in your state.

The value of your contract for purposes of calculating any death benefit amount will be determined as of the business day we receive due proof of death and an election for the payment method (see below). After the death benefit amount is calculated, it will remain in the investment options and/or the fixed account until distribution begins. Until we distribute the death benefit amount, the death benefit amount in the investment portfolios will be subject to investment risk.


PAYMENT OF THE DEATH BENEFIT DURING THE ACCUMULATION PERIOD

Unless already selected by you, a beneficiary must elect the death benefit to be paid under one of the options described below in the event of your death during the accumulation period.

Option 1 - lump sum payment of the death benefit; or

Option 2 - the payment of the entire death benefit within 5 years of the date of death of the owner or any joint owner; or

Option 3 - payment of the death benefit under an annuity option over the lifetime of the beneficiary, or over a period not extending beyond the life expectancy of the beneficiary, with distribution beginning within 1 year of the date of your death or of any joint owner.

Any portion of the death benefit not applied under Option 3 within 1 year of the date of your death, or that of a joint owner, must be distributed within 5 years of the date of death.

Unless you have previously designated one of the payment options above, a beneficiary who is a spouse of the owner may elect to:

     o continue the contract in his or her own name at the then current contract value;

     o    elect a lump sum payment of the death benefit; or

     o    apply the death benefit to an annuity option.

If a lump sum payment is requested, the amount will be paid within 7 days, unless the suspension of payments provision is in effect. Payment to the beneficiary, in any other form than a lump sum, may only be elected during the 60 day period beginning with the date of receipt by us of proof of death.

DEATH OF CONTRACT OWNER DURING THE ANNUITY PERIOD

If you or a joint owner, who is not the annuitant, dies during the annuity period, any remaining payments under the annuity option elected will continue to be made at least as rapidly as under the method of distribution in effect at the time of the owner's or joint owner's death. Upon the owner's or joint owner's death during the annuity period, the beneficiary becomes the owner.

DEATH OF ANNUITANT

If the annuitant, who is not an owner or joint owner, dies during the accumulation period, you will automatically become the annuitant. You may designate a new annuitant subject to our approval. If the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.


Upon the death of the annuitant during the annuity period, the death benefit, if any, will be as provided for in the annuity option selected. The death benefit will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

                      ANNUITY PAYMENTS (THE ANNUITY PERIOD)

Under the contract you can receive regular income payments. We call these payments annuity payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month and cannot be any earlier than 90 days after we issue the contract. Annuity payments must begin by the earlier of the annuitant's 90th birthday or the maximum date allowed by law. To receive the guaranteed minimum income benefit, there are certain annuity date requirements (see below). The annuitant is the person whose life we look to when we determine annuity payments. You can change the annuity date at any time prior to 30 days of the annuity date by providing us with a written request.

You can also choose among income plans. We call those annuity options. You can elect an annuity option by providing us with a written request. You can change the annuity option any time before 30 days of the annuity date. If you do not choose an annuity option, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the annuity period, you can choose to have payments come from the investment portfolios, the fixed Account or both. If you do not tell us otherwise, your annuity payments will be based on the investment allocations in the investment portfolios and fixed account that were in place on the annuity date.

ANNUITY PAYMENT AMOUNT

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

     1) The value of your contract in the investment portfolio(s) on the annuity date;

     2) The 3% or 5% (as you selected) assumed investment rate used in the annuity table for the contract; and

     3)   The performance of the investment portfolio(s) you selected.

You can choose either a 3% or a 5% assumed investment rate. If the actual performance exceeds the 3% or 5% (as you selected) assumed investment rate, your annuity payments will increase. Similarly, if the actual rate is less than 3% or 5% (as you selected) your annuity payments will decrease.

On the annuity date the value of your contract, less any premium tax, less any contingent deferred sales charge, and less any contract maintenance charge will be applied under the annuity option you selected. If you select an annuity date that is on or after the 5th contract anniversary, and you choose an annuity option that has a life contingency for a minimum of 5 years, we will apply the value of your contract, less any premium tax and less any contract maintenance charge to the annuity option you elect.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, we may make a single lump sum payment to you instead of annuity payments. Likewise, if your annuity payments would be less than $50 a month, we have the right to change the frequency of payments so that your annuity payments are at least $50.

Optional Guaranteed Minimum Income Benefit. For an extra charge, you can elect the guaranteed minimum income benefit. You may not select this benefit unless you also select the optional guaranteed minimum death benefit.

Under the guaranteed minimum income benefit, a guaranteed minimum amount will be applied to your annuity option to provide annuity payments. Prior to your 80th birthday, this amount is equal to:

     1)   the largest contract value on any contract anniversary; less

     2)   any adjusted partial withdrawals.

This amount is limited to no more than twice the amount of purchase payments made less any adjusted partial withdrawals. Adjusted partial withdrawal is equal to the partial withdrawal amount, including the contingent deferred sales charge and any applicable premium taxes; multiplied by the amount of the guaranteed minimum income benefit just before the partial withdrawal; divided by the value of your contract just before the partial withdrawal.

The guaranteed minimum income amount after your 80th birthday is equal to the greater of (1) the value of your contract, less any premium tax, less any contingent deferred sales charge, and less any contract maintenance charge;
or (2) the guaranteed minimum income benefit as of the last contract anniversary before your 80th birthday less any adjusted partial withdrawals.

If you elect this benefit, the following limitations will apply:

     o You must choose either annuity option 2 or 4, unless otherwise agreed by us. If you do not choose an annuity option, Annuity Option 2. Life Income With Period Certain, will be applied.

     o If you are age 50 or over on the date we issue the contract, the annuity date must be the later of your 65th birthday, or the 7th contract anniversary.

     o If you are under age 50 on the date we issue your contract, the annuity date must be after the 15th contract anniversary.

     o The annuity date selected must occur within 30 days following a contract anniversary.

     o If there are joint owners, the age of the oldest owner will be used to determine the guaranteed minimum income benefit. If the contract is owned by a non-natural person, then owner will mean the annuitant for purposes of this benefit.

This benefit may not be available in your state.

ANNUITY OPTIONS

You can choose one of the following annuity options or any other annuity option which is acceptable to us. After annuity payments begin, you cannot change the annuity option.

     OPTION 1. Income for a Specified Period. We will pay an income for a specific number of years in equal installments. However, you may elect to receive a single lump sum payment according to the terms of the contract.

     OPTION 2. Life Income With Period Certain. We will make monthly annuity payments so long as the annuitant is alive and then for a specified period certain. If an annuitant, who is not the owner, dies before we have made all of the payments, we will continue to make the payments for the remainder of the guaranteed period to you. If you do not want to receive payments, you can request a single lump sum according to the terms of the contract.

     OPTION 3. Income of Specified Amount. We will pay income of a specified amount until the principal and interest are exhausted. However, you may elect to receive a single lump sum payment according to the terms of the contract.

     OPTION 4. Joint And Survivor Annuity. We will make monthly annuity payments so long as the annuitant and a joint annuitant are both alive. The annuitant must be at least 50 years old, and the joint annuitant must be at least 45 years old at the time of the first payment.

                                      TAXES

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in the Statement of Additional Information.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs, usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax-deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract--qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs--either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an Individual Retirement Annuity (IRA), your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program or an IRA, your contract is referred to as a qualified contract.

WITHDRAWALS-NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the Code generally treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after you reach age 59 1/2;

     (2)  paid after you die;

     (3) paid if you become totally disabled (as that term is defined in the Code);

     (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     (5)  paid under an immediate annuity; or

     (6) which are allocable to purchase payments made prior to August 14, 1982.


WITHDRAWALS-QUALIFIED CONTRACTS

If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax purchase payments to the after-tax purchase payments in your contract. If all of your purchase payments were made with pre-tax money then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after you reach age 59 1/2;

     (2)  paid after you die;

     (3) paid if you become totally disabled (as that term is defined in the Code);

     (4) paid to you after leaving your employment in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

     (5)  paid to you after you have attained age 55 and left your employment;

     (6)  paid for certain allowable medical expenses (as defined in the Code);

     (7)  paid pursuant to a qualified domestic relations order;

     (8)  paid from an IRA for medical insurance (as defined in the Code);

     (9)  paid from an IRA for qualified higher education expenses; or

     (10) up to $10,000 for qualified first time homebuyer expenses (as defined in the Code).

The exceptions in (5) and (7) above do not apply to IRAs. The exception in (4) above applies to IRAs but without the requirement of leaving employment.

We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of amounts attributable to purchase payments made by owners under a salary reduction agreement. Withdrawals can only be made when a contract owner:

     (1)  reaches age 59 1/2;

     (2)  leaves his or her job;

     (3)  dies;

     (4)  becomes disabled (as that term is defined in the Code);

     (5)  in the case of hardship; or

     (6) pursuant to a qualified domestic relations order, if otherwise permitted.

However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the investment portfolios are being managed so as to comply with the requirements.

INVESTOR CONTROL

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent under federal tax law owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, we reserve the right to modify the contract as reasonably deemed necessary to maintain favorable tax treatment.

                                   PERFORMANCE

We may periodically advertise performance of the annuity investment in the various investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the fees and expenses of the investment portfolio. It does not reflect the deduction of any applicable contract maintenance charge and contingent deferred sales charge. The deduction of any applicable contract maintenance charge and contingent deferred sales charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include standardized average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charge and the fees and expenses of the investment portfolio.

For periods  starting prior to the date the contracts  were first  offered,  the performance will be based on the historical performance of the corresponding portfolios, modified to reflect the charges and expenses of the contract as if the contract had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historic performance.

We may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


                                OTHER INFORMATION

THE SEPARATE ACCOUNT

We established a separate account, Conseco Variable Annuity Account H (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Texas Insurance law on November 1, 1999. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

DISTRIBUTOR

Conseco Equity Sales, Inc. (CES), 11815 N. Pennsylvania Street, Carmel, Indiana 46032, acts as the distributor of the contracts. CES, our affiliate, is registered as a broker-dealer under the Securities Exchange Act of 1934. CES is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers commissions may cost up to ___% of purchase payments and may include reimbursement of promotional or distribution expenses associated with the marketing of the contracts. We may, by agreement with the broker-dealer, pay commissions as a combination of a certain percentage amount at the time of sale and a trail commission. This combination may result in the broker-dealer receiving more commission over time than would be the case if it had elected to receive only a commission at the time of sale. The commission rate paid to the broker-dealer will depend upon the nature and level of services provided by the broker-dealer.

OWNERSHIP

Owner. You, as the owner of the contract, have all the rights under the contract. The owner is as designated at the time the contract is issued, unless changed. You can change the owner at any time. A change will automatically revoke any prior owner designation. The change request must be in writing.

Joint Owner. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except where not permitted under state law). Upon the death of either joint owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated in a written notice.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.



ASSIGNMENT

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive the written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. An assignment may be a taxable event.

 If the contract is issued pursuant to a qualified plan, there are limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

Our consolidated financial statements have been included in the Statement of Additional Information. There are no financial statements for the Separate Account because the Separate Account commenced operations as of the date of this prospectus.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Company
Independent Accountants
Legal Opinions
Distribution
Reduction or Elimination of Contingent Deferred Sales Charge
Calculation of Performance Information
Federal Tax Status
Annuity Provisions
Financial Statements





                                     Part B

                       STATEMENT OF ADDITIONAL INFORMATION

                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS
                                    issued by

                       CONSECO VARIABLE ANNUITY ACCOUNT H


                                       and

                       CONSECO VARIABLE INSURANCE COMPANY
               (formerly Great American Reserve Insurance Company)


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _____, 1999, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS WHICH ARE DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL US AT (800) 342-6307 OR WRITE US AT OUR ADMINISTRATIVE OFFICE: 11815 N. PENNSYLVANIA STREET, CARMEL, INDIANA 46032.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED __________, 1999.



                                TABLE OF CONTENTS

                                                                            PAGE
COMPANY...................................................................

INDEPENDENT ACCOUNTANTS...................................................

LEGAL OPINIONS............................................................

DISTRIBUTION..............................................................
    Reduction or Elimination of the Contingent Deferred Sales Charge......

CALCULATION OF PERFORMANCE INFORMATION....................................
    Total Return..........................................................
    Performance Information...............................................
    Historical Unit Values................................................
    Reporting Agencies....................................................
FEDERAL TAX STATUS........................................................
    General...............................................................
    Diversification.......................................................
    Multiple Contracts....................................................
    Contracts Owned by Other than Natural Persons.........................
    Tax Treatment of Assignments..........................................
    Death Benefits........................................................
    Income Tax Withholding................................................
    Tax Treatment of Withdrawals - Non-Qualified Contracts................
    Individual Retirement Annuities.......................................
    Roth IRAs.............................................................
    Tax Treatment of Withdrawals - Individual Retirement Annuities........

ANNUITY PROVISIONS........................................................
    Variable Annuity Payout...............................................
    Annuity Unit..........................................................
    Fixed Annuity Payout..................................................

FINANCIAL STATEMENTS .....................................................
=============================================================================

COMPANY

     Information regarding Conseco Variable Insurance Company ("Company" or "Conseco Variable") is contained in the prospectus. On October 7, 1998, the Company changed its name from Great American Reserve Insurance Company to its present name.

INDEPENDENT ACCOUNTANTS

     The financial statements of Conseco Variable as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, included in this statement of additional information, have been audited by ____________, independent accountants, as set forth in their report appearing therein.

LEGAL OPINIONS

     Blazzard, Grodd & Hasenauer, P.C. of Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts described in the prospectus.

DISTRIBUTION

     Conseco Equity Sales, Inc., an affiliate of the Company, acts as the distributor. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

The amount of the Contingent Deferred Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Contingent Deferred Sales Charge will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received will be considered. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

     If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Contingent Deferred Sales Charge.

     The Contingent Deferred Sales Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Contingent Deferred Sales Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

     From time to time, we may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

     Any such advertisement will include standardized average annual total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Insurance Charge and the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges and Contingent Deferred Sales Charges.

     The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any Contract Maintenance Charge and Contingent Deferred Sales Charge. The deduction of any Contract Maintenance Charge and Contingent Deferred Sales Charge would reduce any percentage increase or make greater any percentage decrease.

     The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Contingent Deferred Sales Charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                P (1 + T)^n = ERV
   Where:
   P =   a hypothetical initial payment of $1,000
   T =   average annual total return
   n =   number of years
   ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

     You should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what an your total return may be in any future period.

Performance Information

     The Contracts and the Separate Account are new and therefore do not have a meaningful investment performance history. However, the corresponding Portfolios have been in existence for some time and consequently have investment performance history. In order to demonstrate how the actual investment experience of the Portfolios affects Accumulation Unit values, the Company may develop performance information. The information will be based upon the historical experience of the Portfolios and will be for the periods shown.

     Actual performance will vary and the results which may be shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially. The performance of the Accumulation Units will be calculated for a specified period of time assuming an initial Purchase Payment of $1,000 allocated to each Portfolio and a deduction of all charges and deductions (see "Expenses" in the Prospectus for more information).

     Performance may also be shown without certain charges being included. If the charges were included in the calculations, the performance would be lower. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value.

HISTORICAL UNIT VALUES

     The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

     In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

     The  Company  may also  distribute  sales  literature  which  compares  the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

     The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

     The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger. Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

FEDERAL TAX STATUS

     NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL

     Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the annuity option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For non-qualified Contracts, this cost basis is generally the purchase payments, while for qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

     For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

     The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.


DIVERSIFICATION

     Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

     Regulations issued by the Treasury Department ("the Regulations") amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

     The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

     The Company intends that all investment portfolios underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

     The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

     The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

     In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

     Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

     The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

     An assignment or pledge of a Contract may be a taxable event. You should therefore consult competent tax advisers should you wish to assign or pledge your Contract.

     If the Contract is issued pursuant to a retirement plan which receives favorable treatment under the provision of Section 408 of the Code, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

INCOME TAX WITHHOLDING

     All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in many cases, may elect not to have taxes withheld or to have withholding done at a different rate.

     Certain  distributions from retirement plans qualified under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

     Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after you reach age 59 1/2; (b) after your death; (c) if you become totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

     With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

     The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a. TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b. INDIVIDUAL RETIREMENT ANNUITIES

The Contracts offered by the prospectus are designed to be suitable for use as an Individual Retirement Annuity (IRA). Generally, individuals who purchase IRAs are not taxed on increases to the value of the contributions until distribution occurs. Following is a general description of IRAs with which the Contract may be used. The description is not exhaustive and is for general informational purposes only.

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

   ROTH IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held a Roth IRA for at least five taxable years and, in addition, that the distribution is made: (i) after the individual reaches age 59 1/2, (ii) on the individual's death or disability, or (iii) as a qualified first-time home purchase (subject to a $10,000 lifetime maximum) for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions and conversions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, ("conversion deposits") unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998. In addition, distribution of amounts attributable to conversion deposits held for less than 5 taxable years will also be subject to the penalty tax.

Purchasers of Contracts intended to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c. PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Special considerations apply to plans covering self-employed individuals, including limitations on contributions and benefits for key employees or 5 percent owners. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d. GOVERNMENT AND TAX-EXEMPT ORGANIZATION'S DEFERRED COMPENSATION PLAN

Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation Plans. While participants in such Plans may be permitted to specify the form of investment in which their Plan accounts will participate, all such investments are owned by the sponsoring employer and are subject to the claims of its creditors until December 31, 1998, or such earlier date as may be established by Plan amendment. However, amounts deferred under a Plan created on or after August 20, 1996 and amounts deferred under any 457 Plan after December 31, 1998 must be held in trust, custodial account or annuity contract for the exclusive benefit of Plan participants and their beneficiaries. The amounts deferred under a Plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $7,500 ($8,000 beginning in 1998, as indexed for inflation) or 33 1/3 percent of the participant's includable compensation. However, in limited circumstances, up to $15,000 may be deferred in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2 (b) following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) made to an alternate payee pursuant to a qualified domestic relations order;(g) from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and
(i) distributions up to $10,000 from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service. With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); (5) in the case of hardship; or (6) made pursuant to a qualified domestic relations order, if otherwise permissible. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.


MANDATORY DISTRIBUTIONS - QUALIFIED PLANS

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. There are no madatory distribution requirements for Roth IRAs prior to death. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

ANNUITY PROVISIONS

     The Company makes available payment plans on a fixed and variable basis.

VARIABLE ANNUITY PAYOUT

     A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio. Annuity payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

     1. The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each investment portfolio as of the annuity date. This sets the number of annuity units for each monthly payment for the applicable investment portfolio.

     2. The fixed number of annuity units for each payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable investment portfolio.

     The total dollar amount of each variable annuity payment is the sum of all variable annuity payments reduced by the applicable portion of the Contract Maintenance Charge.

ANNUITY UNIT

     The value of an annuity unit was arbitrarily set initially at $10. The annuity unit value at the end of any subsequent valuation period is determined as follows:

     1. The net investment factor for the current valuation period is multiplied by the value of the annuity unit for investment portfolio for the immediately preceding valuation period.

     2. The result in (1) is then divided by the assumed investment rate factor which equals 1.00 plus the assumed investment rate for the number of days since the previous valuation period.

The owner can choose either a 5% or a 3% assumed investment rate.

FIXED ANNUITY PAYOUT

     A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the investment portfolios. The dollar amount of each fixed annuity payment is determined in accordance with Annuity Tables contained in the Contract.

                              FINANCIAL STATEMENTS

     The  financial   statements  of  the  Company  included  herein  should  be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.




                                    PART C
                              OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

A.   FINANCIAL STATEMENTS

The financial  statements of Conseco Variable Insurance Company
(the "Company") will be filed by Pre-Effective Amendment.

B.   EXHIBITS

1.   Resolution   of  Board  of  Directors  of  the  Company   authorizing   the
     establishment of the Separate Account.

2.   Not Applicable.

3.  (i)  Form of Principal Underwriters Agreement.(To be filed by amendment)
    (ii) Form of Selling Agreement. (To be filed by amendment)

4.  (i)    Individual Variable Deferred Annuity Contract.
    (ii)   Guaranteed Minimum Death Benefit Rider
    (iii)  Guaranteed Minimum Income Benefit Rider
    (iv)   Unemployment Benefit Rider

5.   Application Form. (To be filed by amendment)

6.  (i) Articles of Incorporation of the Company.*
   (ii) Bylaws of the Company.*

7.   Not Applicable.

8. (i) Form of Fund Participation Agreement by and among The Alger American Fund, Great American Reserve Insurance Company and Fred Alger and Company, Incorporated.**

     (ii) Form of Fund Participation Agreement by and among Great American Reserve Insurance Company, Berger Institutional Products Trust and BBOI Worldwide LLC.**

     (iii)Form of Fund  Participation  by and  between  Great  American  Reserve
          Insurance   Company,   Insurance   Management   Series  and  Federated
          Securities Corp.**

     (iv) Form of Fund Participation between Great American Reserve Insurance Company, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation.**

     (v) Form of Fund Participation Agreement by and between Lord Abbett Series Fund, Inc., Lord, Abbett and Co. and Great American Reserve Insurance Company.**

     (vi) Form of Fund  Participation  Agreement by and between American Century
          Investment  Services,   Inc.  and  Great  American  Reserve  Insurance
          Company.**

     (vii)Form  of  Fund   Participation   Agreement  between  INVESCO  Variable
          Investment Funds, Inc., INVESCO Funds Group, Inc. and the Company.***

9.   Opinion and Consent of Counsel. (To be filed by amendment)

10.  Consent of Independent Accountants. (To be filed by amendment)

11.  Not Applicable.

12.  Not Applicable.

13.  Not Applicable.

14.  Not Applicable.

15. Company Organizational Chart.**

*Incorporated by reference to Form N-4 (Conseco Variable Annuity Account F - File Nos. 333-40309 and 811-08483) filed electronically on November 14, 1997.

**Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (Conseco Variable Annuity Account F - File Nos. 333-40309 and 811-08483) filed electronically on February 3, 1998.

***Incorporated by reference to Conseco Variable Annuity Account G, Form N-4, File Nos. 333-00373 and 811-07501, filed electronically on January 23, 1996.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The following are the Executive Officers and Directors of the Company which are engaged directly or indirectly in activities relating to the Registrant or the Contracts offered by the Registrant:


Name and Principal              Position and Offices
  Business Address*                with Depositor
-------------------  ---------------------------------------

Ngaire E. Cuneo         Director

Stephen C. Hilbert      Director and Chairman of the Board

Rollin M. Dick          Director, Executive Vice President and
                        Chief Financial Officer

Thomas J. Kilian        Director and President

John J. Sabl            Director, Executive Vice President, General
                        Counsel and Secretary

James S. Adams          Senior Vice President and Treasurer

*The Principal business address for all officers and directors listed above is 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The Company organizational chart was filed as Exhibit 15 in Form N-4 (Conseco Variable Annuity Account F, File Nos. 333-40309 and 811-08483) and is incorporated herein by reference.

ITEM 27. NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28. INDEMNIFICATION

     The Bylaws (Article VI) of the Company provide, in part, that:

     The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys' fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

(a) Conseco Equity Sales, Inc. is the principal underwriter for the following investment companies (other than the Registrant):
     Conseco Variable Annuity Account C
     Conseco Variable Annuity Account E
     Conseco Variable Annuity Account G
     Conseco Fund Group
     Rydex Advisor Variable Annuity Account
     BMA Variable Life Account A

(b) Conseco Equity Sales, Inc. ("CES") is the principal underwriter for the Contracts. The following persons are the officers and directors of CES. The principal business address for each officer and director of CES is 11815 N. Pennsylvania Street, Carmel, Indiana 46032.

     Name and Principal              Positions and Offices
     Business Address                  with Underwriter
 ------------------------  ---------------------------------------

     L. Gregory Gloeckner      President and Director

     William P. Kovacs         Vice President, Senior Counsel,
                               Secretary and Director

     James S. Adams            Senior Vice President, Treasurer
                               and Director

     William T. Devanney, Jr.  Senior Vice President, Corporate
                               Taxes

     Christene H. Darnell      Vice President, Management
                               Reporting

     Donald B. Johnston        Vice President, National Sales Director

     Christine E. Monical      Second Vice President and Assistant General
                               Counsel

(c)   Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

     K. Lowell Short, whose address is 11825 N. Pennsylvania Street, Carmel, IN 46032, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

     Not Applicable.

ITEM 32.   UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Conseco Variable Insurance Company (the "Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

     e. The Securities and Exchange Commission (the "SEC") issued the American Counsel of Life Insurance an industry wide no-action letter dated November 28, 1988, stating that the SEC would not recommend any enforcement action if registered separate accounts funding tax-sheltered annuity contracts restrict distributions to plan participants in accordance with the requirements of
Section 403(b)(11), provided certain conditions and requirements were met. Among these conditions and requirements, any registered separate account relying on the no-action position of the SEC must:

          (1) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

          (2)  Include   appropriate   disclosure   regarding   the   redemption
     restrictions imposed by Section 403 (b)(11) in any sales literature used in connection with the offer in the contract;

          (3) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants; and

          (4) Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (i) the restrictions on redemption imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer's Section 403(b) arrangement, to which the participant may elect to transfer his contract value.

     The Registrant is relying on the no-action letter. Accordingly, the provisions of paragraphs (1) - (4) above have been complied with.



                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Carmel, and State of Indiana on this 4th day of November, 1999.

                               CONSECO VARIABLE ANNUITY
                               ACCOUNT H
                               Registrant

                           By: CONSECO VARIABLE INSURANCE COMPANY

                           By: /s/THOMAS J. KILIAN
                               ------------------------------
                               Thomas J. Kilian
                               President and Director



                           By: CONSECO VARIABLE INSURANCE COMPANY
                                Depositor

                           By: /s/THOMAS J. KILIAN
                               -------------------------------
                               Thomas J. Kilian
                               President and Director



As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                        TITLE                    DATE
------------------------  --------------------------  ---------------

/s/NGAIRE E. CUNEO              Director                 11/4/99
------------------------                              -----------------
Ngaire E. Cuneo

/s/THOMAS J. KILIAN             Director                 11/4/99
------------------------                              -----------------
Thomas J. Kilian


                           Director and Chairman of
/s/STEPHEN C. HILBERT      of the Board (Principal       11/4/99
------------------------   Executive Officer)          -----------------
Stephen C. Hilbert

/s/ROLLIN M. DICK          Director, Executive Vice      11/4/99
------------------------   President and Chief         -----------------
Rollin M. Dick             Financial Officer
                           (Principal Financial
                           Officer)


/s/JOHN J. SABL            Director                      11/4/99
-----------------------                                ----------------
John J. Sabl

/s/JAMES S. ADAMS         Senior Vice President and      11/4/99
-----------------------   Treasurer (Chief Accounting  ----------------
James S. Adams            Officer)


                           EXHIBITS TO FORM N-4

                            INDEX TO EXHIBITS

EX-99.B1 Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account

EX-99.B4(i)   Individual Variable Deferred Annuity Contract

EX-99.B4(ii)  Guaranteed Minimum Death Benefit Rider

EX-99.B4(iii) Guaranteed Minimum Income Benefit Rider

EX-99.B4(iv)   Unemployment Benefit Rider